Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2015 to 30 April 2015 was about RMB173.8 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premium income is unaudited.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 13 May 2015

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh,
Chang Tso Tung Stephen, Huang Yiping